Exhibit 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Fiscal Year Ended September 30,
	2014	2013	2012	2011	2010

Earnings:
Total earnings from continuing operations	$306,910	$302,789	$324,969	$152,225	$163,445
Income tax provision	141,600	145,700	162,900	77,200	87,390

Pre Tax Earnings	448,510	448,489	487,869	229,425	250,835

Fixed charges:
Interest charges	347,688	270,685	211,906	185,256	112,234
Interest factor of operating rents	3,979	3,026	2,602	1,959	1,398

Total fixed charges	351,667	273,711	214,508	187,215	113,632

Earnings as adjusted	$800,177	$722,200	$702,377	$416,640	$364,467

Ratio of earnings to fixed charges(1)	2.3	2.6	3.3	2.2	3.2

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.